Filed by Pentair, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

of the Securities Exchange Act of 1934

Subject Company: Pentair, Inc.

Registration Number: 333-181250

Dear Shareholders,

At the Special Meeting of Pentair shareholders to be held on September 14, 2012, you are being asked to vote on (1) a proposal to approve the Merger Agreement, dated as of March 27, 2012, among Tyco International Ltd., Tyco Flow Control International Ltd., Panthro Acquisition Co., Panthro Merger Sub, Inc. and Pentair, as amended by Amendment No. 1, dated as of July 25, 2012, pursuant to which Pentair will merge with Tyco’s flow control business (the “Merger” and the combined company, “New Pentair”), (2) a non-binding, advisory proposal (the “Compensation Proposal”) to approve the compensation that may be paid or become payable to Pentair’s named executive officers in connection with the Merger (the “Merger Related Compensation”), and (3) a proposal to adjourn the Special Meeting should we need additional time to solicit proxies.

We would like to take the opportunity to provide further background relating to the Compensation Proposal, including to point out that Glass, Lewis & Co., a leading proxy advisory firm, has recommended that shareholders vote for the Compensation Proposal. We also strongly disagree with the analysis of Institutional Shareholder Services Inc. (“ISS”) that the Merger is not a change of control, which led it to recommend that shareholders vote against the Compensation Proposal.

Transaction Structure Central to Shareholder Value Creation Opportunity – The Merger required the satisfaction of three key requirements and objectives:

1.	A legally valid change in control to unlock significant synergies.
2.	Continuity of management to run the new combined business.
3.	Linking management incentives to the continued financial performance of the company.

Required a Change in Control – Key benefits of the Merger include (a) that it is tax-free to shareholders through what is known as a “Reverse Morris Trust”, which requires that Pentair’s shareholders receive in the Merger less than 50% of the shares of New Pentair and (b) anticipated tax efficiencies to New Pentair resulting from its organization as a Swiss corporation. To be achieved, those benefits required a change in control of Pentair. That change in control also activated contractual provisions for Pentair’s executives that accelerate outstanding equity and long-term cash performance units; that acceleration was waived by the executives.

Executives Waived Acceleration of Equity and Long-Term Cash Performance Units – At the request of Pentair’s Board of Directors, Pentair’s executives voluntarily waived their contractual rights to accelerated vesting of their equity and long-term cash performance units in connection with the Merger. The cash performance units will pay out on the original vesting schedule at target to avoid a potential windfall above-target payout that could result from the financial performance created by the Merger. In addition, Pentair’s CEO waived his ability to receive change in control benefits if he elects to leave the company within a 30-day period following the first anniversary of the Merger. The waiver of these rights underscores the value placed by Pentair’s Board of Directors on management continuity and the strong commitment of our CEO and other executives to making New Pentair successful.

Continuity and Retention of Leadership – Pentair’s Board believes that it is critical to shareholders that Pentair’s executive leadership be retained and focused on building New Pentair’s business. To accomplish that goal and align the executives’ interests with the long-term interests of shareholders, the Board resolved to grant executives restricted stock units in an amount approximately equal to the value of a one-year annual long-term incentive grant, which will vest over a four-year period.

The amount of the grants is far less than the value waived, and ISS acknowledged in its report that the Merger Related Compensation is “well below levels that generally raise shareholder concerns.”

Alignment of Management Incentives with Shareholder Interests and Judicious Use of Corporate Assets – The waiver of the executives’ rights to equity and long-term cash performance unit acceleration, combined with a modest equity grant, is consistent with our Board’s overall compensation philosophy to align executive initiatives with shareholders’ economic interests. The actions taken by the Compensation Committee as part of this transitional period were designed to:

•	Retain the executive leadership team and align executive incentives with shareholder interests.

•	Negate “windfalls” attributed to the change in control while recognizing that management was forgoing specific rights to which they were entitled under existing contracts.

•	Maintain management’s focus on high levels of corporate performance during the transition period and after the closing of the Merger.

We feel that these objectives were accomplished in a manner that preserves value in New Pentair, refocuses our leaders on the combined business of New Pentair and does so in an efficient and conservative manner that is responsive to shareholder interests in the near and longer-term. We believe that we have set the stage for significant value creation from the Merger.

This Special Meeting is very important to your company and your investment in Pentair. Pentair’s Board of Directors is asking you to vote your shares as soon as possible.

***Please Vote Today***

Pentair’s Board of Directors, as fellow shareholders, urges you to vote “FOR” each of the proposals outlined in the proxy statement/prospectus previously sent to you.

Thank you for your investment in Pentair, Inc. and for voting your shares. If you have any questions or need help voting your shares, please call our proxy solicitation firm, Morrow & Co., LLC at 1-800-267-0201.

Sincerely,

Chair of the Compensation Committee

of the Pentair, Inc. Board of Directors

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

This communication may contain certain statements about Pentair, Inc. (“Pentair”), Tyco Flow Control International Ltd. (“Tyco Flow”) and Tyco International Ltd. (“Tyco”) that are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. The forward-looking statements contained in this press release may include statements about the expected effects on Pentair, Tyco Flow and Tyco of the proposed merger of Pentair and Tyco Flow (the “Merger”), the anticipated timing and benefits of the Merger, Pentair’s and Tyco Flow’s anticipated standalone or combined financial results and all other statements in this document other than historical facts. Without limitation, any statements preceded or followed by or that include the words “targets”, “plans”, “believes”, “expects”, “intends”, “will”, “likely”, “may”, “anticipates”, “estimates”, “projects”, “should”, “would”, “expect”, “positioned”, “strategy”, “future” or words, phrases or terms of similar substance or the negative thereof, are forward-looking statements. These statements are based on the current expectations of the management of Pentair, Tyco Flow and Tyco (as the case may be) and are subject to uncertainty and changes in circumstances and involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such forward-looking statements. In addition, these statements are based on a number of assumptions that are subject to change. Such risks, uncertainties and assumptions include: the satisfaction of the conditions to the Merger and other risks related to the completion of the Merger and actions related thereto; Pentair’s and Tyco’s ability to complete the Merger on anticipated terms and schedule, including the ability to obtain shareholder or regulatory approvals of the Merger and related transactions; risks relating to any unforeseen liabilities of Pentair or Tyco Flow; future capital expenditures, expenses, revenues, earnings, synergies, economic performance, indebtedness, financial condition, losses and future prospects; business and management strategies and the expansion and growth of Pentair’s or Tyco Flow’s operations; Pentair’s and Tyco Flow’s ability to integrate successfully after the Merger and achieve anticipated synergies; the effects of government regulation on Pentair’s or Tyco Flow’s businesses; the risk that disruptions from the transaction will harm Pentair’s or Tyco Flow’s business; Pentair’s, Tyco Flow’s and Tyco’s plans, objectives, expectations and intentions generally; and other factors detailed in Pentair’s and Tyco’s reports filed with the U.S. Securities and Exchange Commission (the “SEC”), including their Annual Reports on Form 10-K under the caption “Risk Factors”. Forward-looking statements included herein are made as of the date hereof, and none of Pentair, Tyco Flow or Tyco undertakes any obligation to update publicly such statements to reflect subsequent events or circumstances.

ADDITIONAL INFORMATION

The Merger will be submitted to a vote of Pentair shareholders and the proposed distribution of Tyco Flow to Tyco shareholders (the “Distribution”) will be submitted to a vote of Tyco shareholders. Tyco Flow filed with the SEC a registration statement on Form S-4 containing a proxy statement/prospectus regarding the Merger (the “Form S-4”). The Form S-4 was declared effective by the SEC on August 3, 2012. Pentair filed with the SEC the definitive proxy statement/prospectus (the “Pentair Proxy Statement”) on August 3, 2012 and began mailing it to Pentair shareholders on or about August 6, 2012. Tyco Flow filed with the SEC a registration statement on Form S-1 containing a prospectus regarding the Distribution (the “Form S-1”). The Form S-1 was declared effective by the SEC on August 3, 2012. Tyco filed with the SEC a definitive proxy statement regarding the Distribution (the “Tyco Proxy Statement”) on August 3, 2012 and began mailing it to Tyco shareholders on or about August 6, 2012.

Shareholders are urged to read the Pentair Proxy Statement, the Form S-4, the Form S-1 and the Tyco Proxy Statement because they contain important information about Pentair, Tyco and Tyco Flow and the proposed transactions. The Pentair Proxy Statement, the Form S-4, the Form S-1 and the Tyco Proxy Statement and other documents relating to the proposed transaction can be obtained free of charge from the SEC’s website at www.sec.gov. These documents can also be obtained free of charge from Pentair upon written request to Investor Relations Department, Pentair, Inc., 5500 Wayzata Blvd., Suite 800, Minneapolis, MN, 55416, or by calling (763) 545-1730 or from Tyco or Tyco Flow upon written request to Investor Relations Department, Tyco International Ltd., 9 Roszel Road, Princeton, NJ, 08540, or by calling (609) 720-4200.

PARTICIPANTS IN THE SOLICITATION

Pentair and Tyco and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders in connection with the proposed transaction under the rules of the SEC.

Information about the directors and executive officers of Pentair may be found in its Annual Report on Form 10-K for the year ended December 31, 2011 filed with the SEC on February 21, 2012, the definitive proxy statement relating to its 2012 annual meeting of shareholders filed with the SEC on March 9, 2012 and the Pentair Proxy Statement. Information about the directors and executive officers of Tyco may be found in its Annual Report on Form 10-K for the year ended September 30, 2011 filed with the SEC on November 16, 2011, the definitive proxy statement relating to its 2012 annual general meeting of shareholders filed with the SEC on January 13, 2012 and the Tyco Proxy Statement. These documents can be obtained free of charge from the sources indicated above.